December 5, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (704) 752-7442

Kevin L. Lilly
Senior Vice President, Secretary and General Counsel
SPX Corporation
13515 Ballantyne Corporate Place
Charlotte, North Carolina 28277

> **Re: SPX Corporation**
> **Definitive 14A**
> **Filed March 26, 2007**
> **File No. 001-06948**

Dear Mr. Lilly:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3444.

Sincerely,

Perry J. Hindin
Special Counsel